SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2012

Commission File No. 1-8887

TransCanada PipeLines Limited
(Translation of Registrant's Name into English)

450 – 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F☐  Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibits 13.1, 13.2 and 99.1 to this report, furnished on Form 6-K, shall be incorporated by reference into the following Registration Statements under the Securities Act of 1933, as amended, of the registrant: Form F-9 (File No. 333-163641 and 333-177789).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2012

TRANSCANADA PIPELINES LIMITED
By:	/s/ Donald R. Marchand
Donald R. Marchand
Executive Vice-President and
Chief Financial Officer

By:	/s/ G. Glenn Menuz
G. Glenn Menuz
Vice-President and Controller

EXHIBIT INDEX

13.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations of the registrant as at and for the period ended September 30, 2012.
13.2	Consolidated comparative interim unaudited financial statements of the registrant for the period ended September 30, 2012 (included in the registrant's Third Quarter 2012 Quarterly Report).
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1	Schedule of earnings coverage calculations at September 30, 2012.